                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

   Murphy, Jr.,                      Thomas              S.
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   (Last)                           (First)             (Middle)
   c/o Goldman, Sachs & Co.
   85 Broad Street
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                                    (Street)

    New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Quorum Health Group, Inc.
   (QHGI)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

   December/1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
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
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  12/29/98  |   P    |   |     4,000     | A   |  $11.50  |              |    I    |  01,02   |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  12/29/98  |   S    |   |     4,000     | D   |  $11.50  |   -0-        |    I    |  01,02   |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |            |        |   |               |     |          |   20,001     |    I    |  01,03   |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |            |        |   |               |     |          |   73.305     |    I    |  01,04   |
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                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |        |        |      |              |                 |                       |       |9.       |10.     |      |
               |        |        |      |              |                 |                       |       |Number   |Owner-  |      |
               |        |        |      |              |                 |                       |       |of       |ship    |      |
               |2.      |        |      |              |                 |                       |       |Deriv-   |of      |      |
               |Conver- |        |      | 5.           |                 |7.                     |       |ative    |Deriv-  |11.   |
               |sion    |        |      | Number of    |                 |Title and Amount       |       |Secur-   |ative   |Nature|
               |or      |        |      | Derivative   |6.               |of Underlying          |8.     |ities    |Secur-  |of    |
               |Exer-   |        |4.    | Securities   |Date             |Securities             |Price  |Bene-    |ity:    |In-   |
               |cise    |3.      |Trans-| Acquired (A) |Exercisable and  |(Instr. 3 and 4)       |of     |ficially |Direct  |direct|
               |Price   |Trans-  |action| or Disposed  |Expiration Date  |-----------------------|Deriv- |Owned    |(D) or  |Bene- |
1.             |of      |action  |Code  | of (D)       |(Month/Day/Year) |             |Amount   |ative  |at End   |In-     |ficial|
Title of       |Deriv-  |Date    |(Instr| (Instr. 3,   |-----------------|             |or       |Secur- |of       |direct  |Owner-|
Derivative     |ative   |(Month/ |8)    | 4 and 5)     |Date    |Expira- |             |Number   |ity    |Month    |(I)     |ship  |
Security       |Secur-  |Day/    |------| ------------ |Exer-   |tion    |             |of       |(Instr.|(Instr.  |(Instr  |(Instr|
(Instr. 3)     |ity     |Year)   |Code|V|  (A)  | (D)  |cisable |Date    |Title        |Shares   |5)     |4)       |4)      |4)    |
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
Stock Option   |        |        |    | |       |      |        |        |             |         |       |         |        |      |
(right to buy) | $11.75 |        |    | |       |      |   05   |07/01/99|Common Stock | 5,001   |       |  5,001  |D(01,06)|      |
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Stock Option   |        |        |    | |       |      |        |        |             |         |       |         |        |      |
(right to buy) | $13.33 |        |    | |       |      |   05   |07/03/00|Common Stock | 5,001   |       |  5,001  |D(01,06)|      |
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Stock Option   |        |        |    | |       |      |        |        |             |         |       |         |        |      |
(right to buy) | $17.50 |        |    | |       |      |   05   |07/01/01|Common Stock | 5,001   |       |  5,001  |D(01,06)|      |
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Stock Option   |        |        |    | |       |      |        |        |             |         |       |         |        |      |
(right to buy) | $24.00 |        |    | |       |      |   05   |07/01/02|Common Stock | 5,001   |       |  5,001  |D       |      |
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Stock Option   |        |        |    | |       |      |        |        |             |         |       |         |        |      |
(right to buy) | $27.13 |        |    | |       |      |   05   |07/01/03|Common Stock | 5,001   |       |  5,001  |D       |      |
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               |        |        |    | |       |      |        |        |             |         |       |         |        |      |
               |        |        |    | |       |      |        |        |             |         |       |         |        |      |
====================================================================================================================================

Explanation of Responses:

01: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). The Goldman Sachs Group, L.P. ("GS Group") is the general partner of and owns a 99% interest in Goldman Sachs. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.

02: The securities reported herein as indirectly purchased and sold were purchased and sold and may be deemed to have been beneficially owned directly by Goldman Sachs. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company.

03: The securities reported herein as indirectly owned may be deemed to be beneficially owned directly by an affiliated investment partnership of GS Group (the "Limited Partnership").

04: Goldman Sachs and GS Group may be deemed to own  beneficially and indirectly
73.305 shares of Common Stock which are beneficially and directly owned by the Greene Street Exchange Fund, L.P. ("Greene Street"). Goldman Sachs is the investment manager of Greene Street. An affiliate of Goldman Sachs and GS Group is the general partner of Greene Street. The 73.305 shares reported herein as indirectly beneficially owned by Goldman Sachs and GS Group represents GS Group's proportionate interest in the shares of the Issuer owned by Greene Street. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.

05: These options were granted to the Reporting Person under the Quorum Health Group, Inc. Directors Stock Option Plan, qualified under Rule 16b-3. The options were granted on 7/1/94, 7/3/95, 7/1/96, 7/1/97 and 7/1/98, respectively; they each become exercisable in four equal annual installments commencing one year after the respective date of grant.

06: The Reporting Person has an agreement with the Limited Partnership, pursuant to which he holds certain stock options to purchase shares for the benefit the Limited Partnership, and an agreement with GS Group pursuant to which he holds the remaining stock options for the benefit of GS Group.



By:  s/ Hans L. Reich                                       January 11, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
              Attorney-in-fact

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.